UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Eve announces Halo as launch partner in the Urban Air Mobility market with an order for 200 eVTOL aircraft

Melbourne, Florida, June 1st, 2021 – Eve Urban Air Mobility Solutions, Inc. (Eve) and Halo today announced a partnership focused on developing Urban Air Mobility (UAM) products and services in the United States and the United Kingdom. This partnership includes an order for 200 of Eve’s electric vertical takeoff and landing (eVTOL) aircraft. Deliveries are expected to start in 2026. This order represents one of the largest in the UAM industry and secures Halo as the launch partner for Eve in both the U.S. and the U.K. markets.

Under the terms of this agreement, Halo, a leading premium helicopter travel provider in the U.S. and U.K. and the first global vertical lift provider, will work with Eve to develop a new eVTOL operation in both countries. Eve is an independent company formed by Embraer S.A. to accelerate the UAM ecosystem around the world.

“We believe Eve has designed an aircraft that is well-prepared for not only initial certification but also has a proven track record of production,” said Kenneth C. Ricci, Principal of Directional Aviation, investment fund of which Halo is part of. “The outstanding lineage of aircraft design, certification and production that Embraer brings to this aircraft positions Eve with significant advantages in the competitive landscape. And our background as operators has taught us that product support is absolutely vital to the overall success of new programs. The relationship between Embraer and Eve will create one of the most successful global product support infrastructures in the industry. Finally, the work that Eve and Embraer have completed around their traffic management system is just one more example of how uniquely positioned Eve is to help us deliver on our vision.”

“This partnership is an important step for Eve to assume its position as a global leader in the UAM industry. We are ready to build the future of mobility with our partners in an extremely collaborative way. Halo is aligned with our mission to create comprehensive Urban Air Mobility solutions and this order marks an important milestone for Eve in key markets. We are confident that this mutually beneficial relationship will have a positive impact for many future users and enable both companies to grow their businesses exponentially,” said Andre Stein, President & CEO of Eve Urban Air Mobility.

This collaboration, the first international eVTOL operator partnership of its kind, will benefit from the work that Eve has already invested in the U.K. market as the leader of a consortium that is solving the regulatory and operational issues to bring eVTOL operations to London. In collaboration with the UK Civil Aviation Authority´s “innovation sandbox” program, Eve and Halo’s partnership will be one of the first operators to build upon this exciting work and continue to develop London as a viable and attractive market for UAM operations.

Beyond the initial order and collaboration to develop a new eVTOL operation, Eve and Halo will also partner on the continued development of Eve’s Urban Air Traffic Management system as well as the fleet operations and services product offerings that Eve offers as an ecosystem integrator for UAM operations. The strength of Halo’s international operations, together with Eve’s UAM portfolio, will be an important demonstration of how such partnerships can increase accessibility and affordability as these two companies work to safely scale UAM operations around the world.

Benefitting from a startup mindset and backed by Embraer’s more than 50-year history of aircraft manufacturing and certification expertise, Eve unveils a unique value proposition by positioning itself as an ecosystem partner by offering a suite of products and services. Eve’s human-centered, eVTOL design represents a simple and intuitive design that continues to reach development milestones, including the first flight of the engineering simulator in July 2020 and proof of concept in October 2020. In addition to the aircraft program, Eve is harnessing the expertise of both Embraer and Atech, a subsidiary of the Embraer Group, in providing globally recognized air traffic management software to create the solutions that will help safely scale the UAM industry going forward.

Follow us on Twitter: @EveAirMobility

Link to download image: https://embraer.bynder.com/share/EAC69D63-66B2-483F-A7F097DE092A45BA/

About Eve Urban Air Mobility Solutions (Eve)

Eve is a new, independent company dedicated to accelerating the Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem, with an advanced electric vertical takeoff and landing vehicle (eVTOL) project, a comprehensive global services and support network, and a unique air traffic management solution. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

About Halo

Halo provides bespoke helicopter and private urban air mobility travel services in the United States and the United Kingdom. Formed through the alignment of Halo Aviation Ltd. in the U.K. and Associated Aircraft Group (AAG) in the U.S., Halo offers transportation in the leading helicopter types in their class piloted by instrument-rated pilots. In the U.K., Halo offers vertical lift via charter, card, fractional ownership and full ownership-management programmes. Its fleet of Agusta/Leonardo AW109 and AW169 helicopters dispatch from bases in the south of England, around London, the Midlands and in the Channel Islands. In the U.S., Halo provides helicopter charter, fractional ownership and helicopter maintenance services from its New York, Teterboro, Bridgeport, Providence and Philadelphia installations. For more information, visit www.fly-halo.com.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the potential order of 200 eVTOLs, the ability of EVE to deliver eVTOL aircraft in 2026, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantee and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of EVE to obtain the required certifications to manufacture and sell its eVTOL aircraft, and other important factors disclosed previously and from time to time in the filings of Embraer with the Securities and Exchange Commission.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2021

Embraer S.A.
By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations